

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

Via E-mail

Mr. Dennis Becker
Chief Executive Officer
CommerceTel Corporation
58 West Buffalo Road, Suite 200
Chandler, AZ 85225

      Re: **CommerceTel Corporation**
              Form 8-K, Item 4.02
              Filed March 29, 2012
              File No. 000-53851

Dear Mr. Becker:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Ryan Rohn

                  Ryan Rohn
                  Staff Accountant